Exhibit 99.1

COMPROMISE AND STANDSTILL AGREEMENT

This Compromise and Standstill Agreement (the “Agreement”) is made and entered into effective as of the 30th day of April 2009 by and among Neuberger Berman Management LLC (“Neuberger Berman”) and Arthur D. Lipson, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Institutional Partners, LLC, Western Investment Total Return Partners L.P., Western Investment Total Return Fund Ltd., Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C. and Benchmark Plus Management, L.L.C.  Mr. Lipson, Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Institutional Partners, LLC, Western Investment Total Return partners L.P., Western Investment Total Return Fund Ltd., Benchmark Plus Institutional Partners, L.L.C., Benchmark Plus Partners, L.L.C., and Benchmark Plus Management, L.L.C., and each of their officers, directors and present or future affiliates (as defined in the Securities Exchange Act of 1934, as amended, “Affiliates”) (collectively, referred to herein as “Western”).

WHEREAS, Neuberger Berman is an investment adviser registered with the Securities and Exchange Commission (“SEC”) under the Investment Advisors Act of 1940, as amended, and is the investment manager to Neuberger Berman California Intermediate Municipal Fund Inc. (“NBW”), Neuberger Berman Dividend Advantage Fund Inc. (“NDD”), Neuberger Berman High Yield Strategies Fund (“NHS”), Neuberger Berman Intermediate Municipal Fund Inc. (“NBH”), Neuberger Berman Income Opportunity Fund Inc. (“NOX”), Neuberger Berman New York Intermediate Municipal Fund Inc. (“NBO”) and Neuberger Berman Real Estate Securities Income Fund Inc. (“NRO”), each a closed-end management investment company (each a “Fund” and collectively, the “Funds”) registered with the SEC, the common shares of which are publicly traded;

WHEREAS, on or about December 12, 2008, Western communicated to the Secretary of the Funds its intent to submit nominations for Class I directors/trustees, as the case may be, of each of NBW, NDD, NHS, NBH, NOX and NBO for election at the Funds’ 2009 annual meeting of stockholders (the “Annual Meetings”);

WHEREAS, the Funds have called their Annual Meetings to consider the election of Class I Directors/Trustees and to consider approval of new investment management and sub-advisory agreements in connection with the proposed acquisition of certain businesses of Neuberger Berman Holdings LLC, including Neuberger Berman and Neuberger Berman, LLC and certain fixed income businesses of the Investment Management Division of Lehman Brothers Holdings Inc. (“LBHI”), run by Lehman Brothers Asset Management LLC and together with Neuberger Berman LLC the Sub-Advisers to the Funds, by the management team, portfolio managers and certain key members and senior professionals of the former Investment Management Division of LBHI (“Change of Control Approvals”);

WHEREAS, the Board of Directors/Trustees of each Fund (collectively, the “Board”) have approved, and each Fund announced via press releases on February 6, 2009 and April 16, 2009, a tender offer for up to 10% of each Fund’s common shares at a price equal to 98% of such Fund’s net asset value (“NAV”) as determined on the day the tender offer expires, such Tender Offers to commence on May 1, 2009 and end on May 29, 2009 (each a “May Tender Offer”); and

WHEREAS, the Boards have approved, and each Fund announced via press release on February 6, 2009, a semi-annual tender offer program consisting of up to four tender offers over a two-year period (the “Tender Offer Program”) pursuant to which each Fund will conduct a tender offer for between 5% and 20% of its outstanding common shares at a price equal to 98% of its NAV determined on the day the tender offer expires if any such Fund’s common shares trade at an average daily discount to its NAV of greater than 10% for a twelve-week measurement period;

NOW, THEREFORE, in consideration of the mutual promises and covenants contained in this Agreement, and for other good and valuable consideration, the parties agree as follows:

1.  In connection with the Annual Meetings and any adjournments thereof, or any other meeting of stockholders called for the purpose of considering the Change of Control Approvals, Western shall cause all of its shares of each Fund to be voted on each matter in accordance with the recommendations of the Board of Directors/Trustees of each Fund (collectively, the “Boards”), as set forth in each Fund’s definitive proxy statement relating to the Annual Meetings, and will not, directly or indirectly, solicit, recommend, advise or urge, formally or informally, anyone to vote otherwise.  Prior to the commencement of the Annual Meetings, upon the request of Neuberger Berman, Western will notify each Fund in accordance with the notice provisions below, of the total number of shares for which its members, or a record holder acting at the instruction of one or more of Western’s members, have submitted proxy cards.  In the event that the stockholders fail to approve any matter recommended by Board, and the Funds believe in good faith that there is a question as to how Western’s shares were voted, upon the request of an officer of Neuberger Berman, Western will notify the person identified in Section 10 and the President of Neuberger Berman as to the number of shares voted with respect to such matter and the name of the holder(s) as shown on the relevant proxy card(s).  If shares are held in street name, the notification shall so specify, indicating the name of the record holder and providing a copy of all voting instructions issued to such record holder.

2.  Western will abandon the definitive proxy statement with respect to NDD filed with the SEC on April 23, 2009, and shall not deliver or mail any proxy materials to stockholders of NDD. Such abandonment shall be deemed accomplished without any further action beyond the signing of this agreement and informing the SEC in writing.

3.  Western will abandon the preliminary proxy statements filed with the SEC with respect to: NOX as filed on April 10, 2009; NHS as filed on April 15, 2009; NBW as filed on April 17, 2009; NBO as filed on April 20, 2009 and NBH as filed on April 21, 2009, such abandonment shall be deemed accomplished without any further action beyond the signing of this agreement and informing the SEC in writing.

4.(a) Neuberger Berman represents that each of NDD, NOX, NHS, NBW and NBO  shall conduct the May Tender Offer as so announced.

(b) Neuberger Berman represents that the Boards of NDD, NOX, NHS, NBW and NBO have approved the twelve-week measurement period which shall commence on June 5, 2009 and end on August 28, 2009 (the “Measurement Period”) with respect to the potential initial tender offer under the Tender Offer Program, and any Fund the average daily discount of which is calculated to exceed 10% during such Measurement Period shall make a tender offer for 10% of such Fund’s outstanding common shares at a price equal to 98% of such Fund’s NAV calculated at the close of business on the day the tender offer expires.  Neuberger Berman agrees that any such initial tender offers shall commence as soon as reasonably practicable after the end of the Measurement Period, but in no event later than ten (10) business days following the end of the Measurement Period.

Nothing in this Section 4 shall obligate Neuberger Berman to recommend or amend any other term of the Tender Offer Program including the amount of shares to be tendered, if required, following any subsequent measurement period.

5.  Neuberger Berman hereby undertakes to make promptly a commercially reasonable effort to identify a course of action, which Neuberger Berman believes is in the best interest of NDD and its stockholders, and that will provide each NDD stockholder with liquidity options including the ability of each NDD stockholder to realize no less than 95% of net asset value on their NDD shares, as soon as reasonably practicable following NDD board approval (the “Liquidity Event”).  Options to be considered include, but are not limited to, liquidation, reorganization into one or more open-end registered investment companies advised and administered by Neuberger Berman or conversion to an open-end fund.  Upon identifying a possible course of action, Neuberger Berman shall present and recommend approval of such action to NDD’s Board no later than June 30, 2009.

6.  (a) For a period of three years from the date of this Agreement (the “Restricted Period”), Western shall not: (i) submit any stockholder proposals for the vote or consent (collectively, “vote”) of stockholders (whether or not pursuant to SEC Rule 14a-8 or otherwise); (ii) nominate any candidate for election as a director or trustee; or (iii) solicit proxies for any stockholder proposals or nominations of candidates for election as directors or trustees, in any registered investment company, including the Funds, managed or sponsored by Neuberger Berman, its affiliates, successors or assigns, whether such funds now exist or are organized hereafter (collectively, the “NB Funds,” and each an “NB Fund”).  During the Restricted Period, Western shall not, either directly or indirectly, explicitly or implicitly: (i) encourage, recommend, advise or urge others to put forward stockholder proposals, including any proposal to replace the investment manager or sub-adviser of any NB Fund, or nominations with respect to director/trustees of any NB Fund; (ii) indicate support or approval for any stockholder proposals or nominations relating to any NB Fund (except pursuant to voting pursuant to the clause (iii) hereof); (iii) cause or permit their shares of any NB Fund to be voted on any matter in any way other than in accordance with the recommendations of that NB Fund’s Board; or (iv) solicit or encourage others to vote against any matter recommended by a NB Fund’s Board.  During the Restricted Period, Western shall not, either directly or indirectly, purchase or otherwise acquire, or obtain voting rights for, any securities issued by any NB Fund, except: (i) through reinvestment of distributions or an exchange or merger offer made to all stockholders; or (ii) in connection with the sale, transfer or other reallotment from one Western entity to another or to an Affiliate, so long as the aggregate number of shares held by Western or any Affiliate does not increase.  During the Restricted Period, Western shall not, either directly or indirectly, cause or encourage any party unrelated to Western to acquire in excess of 1% of the outstanding shares of any NB Fund.

    (b) In the event that (i) the Liquidity Event is not approved by the NDD Board on or prior to June 30, 2009, or (ii) the NDD Board fails to recommend stockholder approval of the Liquidity Event (to the extent stockholder approval is required), and Neuberger Berman and/or NDD do not use commercially reasonable efforts to have the Liquidity Event approved as soon as reasonably practicable, Section 6(a) shall not apply with respect to NDD.

7.  During the Restricted Period, each party hereto shall refrain from directly or indirectly disparaging, impugning or taking of any action reasonably likely to damage the reputation of the other party, any NB Fund or the Board of any NB Fund.  The foregoing shall not apply to any compelled testimony or production of information, either by legal process or subpoena or in connection with a response to a request for information from any governmental authority with jurisdiction over the party from whom information is sought.

8.  Immediately following the execution of this Agreement, prior to which the Boards of NDD, NOX, NHS, NBW and NBO approved the initial measurement period with respect to the Tender Offer Program and the amount to be tendered should the average daily discount exceed 10%, as described in paragraph 4(b), Neuberger Berman will issue a press release announcing the foregoing in a form substantially similar to the form attached hereto as Exhibit A.

9.  Other than as announced by Neuberger Berman or the Funds or otherwise made public by Neuberger Berman, the Funds or Western as permitted by the next sentence, or as may be required by law or regulatory process or agency, all forms and provisions of this Agreement shall remain confidential.  Neuberger Berman acknowledges and agrees that this Agreement will be filed as an exhibit to Western’s Amended Schedule 13D for each of the Funds for which Western has filed a Schedule 13D.

10.  Any notices hereunder shall be delivered by email or facsimile, with a copy by ordinary mail, directed as follows:

To the Funds and Neuberger Berman Management LLC, by delivery to:

Maxine L. Gerson, Esq.
General Counsel
Neuberger Berman Management LLC
605 Third Avenue
New York, NY 10158
mgerson@nb.com
Fax: 212-519-1060

To Western, by delivery to:

Arthur D. Lipson
7050 S. Union Park Center, Suite 590
Midvale, Utah 84047
Fax: (801) 568-1417

With a copy to:

Olshan Grundman Frome Rosenzweig & Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
Attention: Adam W. Finerman, Esq.
afinerman@olshanlaw.com
Facsimile: (212) 451-2222

11. In the event that Neuberger Berman or a Fund breaches any material provision of this Agreement, then Sections 1, 2, 3, 6 and 7 shall terminate and be of no further force and effect.

12. This Agreement shall be binding upon and inure to the benefit of the parties and their respective agents, executors, heirs, successors and assigns.

13. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

14. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without regard to conflict of laws provisions. The parties agree that the state and federal courts of the State of New York shall be the proper forums for any legal controversy arising in connection with this Agreement, and the parties hereby irrevocably and unconditionally consent to the exclusive jurisdiction of such courts for such purposes.

15. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, and may be modified or amended only by a writing signed by an authorized representative of the parties hereto.  No representations, warranties, or inducements have been made by any party hereto concerning this Agreement other than those contained and memorialized herein.  This Agreement is the product of mutual bargaining between and among the parties and, therefore, will not be construed against one party or another.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

WESTERN INVESTMENT LLC		WESTERN INVESTMENT HEDGED PARTNERS L.P.
By: Western Investment LLC, Its General Partner
By:	/s/ Arthur D. Lipson
Name:	Arthur D. Lipson	By:	/s/ Arthur D. Lipson
Title:	Managing Member	Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC By: Western Investment, LLC, Its Managing Member		WESTERN INVESTMENT INSTITUTIONAL PARTNERS LLC By: Western Investment LLC, Its Managing Member

By:	/s/ Arthur D. Lipson	By:	/s/ Arthur D. Lipson
Name:	Arthur D. Lipson	Name:	Arthur D. Lipson
Title:	Managing Member	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P. By: Western Investment, LLC, Its General Partner		WESTERN INVESTMENT TOTAL RETURN FUND LTD. By: Western Investment LLC, Its Investment Manager

By:	/s/ Arthur D. Lipson	By:	/s/ Arthur D. Lipson
Name:	Arthur D. Lipson	Name:	Arthur D. Lipson
Title:	Managing Member	Title:	Managing Member

/s/ Arthur D. Lipson	BENCHMARK PLUS INSTITUTIONAL PLUS, L.L.C.
Arthur D. Lipson	By: Benchmark Plus Management, L.L.C., Managing Member

	By:	/s/ Robert Ferguson
	Name:	Robert Ferguson
Title:

BENCHMARK PLUS PARTNERS L.L.C. By: Benchmark Plus Management, L.L.C., Managing Member		BENCHMARK PLUS MANAGEMENT L.L.C.

By:	/s/ Robert Ferguson	By:	/s/ Robert Ferguson
Name:	Robert Ferguson	Name:	Robert Ferguson
Title:		Title:

NEUBERGER BERMAN MANAGEMENT LLC

By:	/s/ Robert Conti
Name:	Robert Conti
Title:	President and Chief Executive Officer

EXHIBIT A

NEW YORK, NY, April [  ], 2009,  Neuberger Berman Management LLC (“NB Management”) announced today the first measurement period for each of Neuberger Berman California Intermediate Municipal Fund Inc. (AMEX: NBW), Neuberger Berman Dividend Advantage Fund Inc. (AMEX: NDD), Neuberger Berman Income Opportunity Fund Inc. (AMEX: NOX), Neuberger Berman New York Intermediate Municipal Fund Inc. (AMEX:NBO) and Neuberger Berman High Yield Strategies Fund Inc. (NYSE: NHS) (each a “Fund” and collectively, the “Funds”) under the previously announced semi-annual tender offer programs (each, a “tender offer program”). Under each tender offer program, if a Fund’s common shares trade at an average daily discount to net asset value (“NAV”) of greater than 10% during a 12-week measurement period, the Fund would conduct a tender offer for between 5% and 20% of its outstanding common shares at a price equal to 98% of its NAV determined on the day the tender offer expires.  Each Fund has determined that the initial measurement period shall commence on June 5, 2009 and end on August 28, 2009 (the “Measurement Period”).  Furthermore, the Funds’ Boards of Directors/Trustees have decided that should any Fund’s average daily discount exceed 10% during the Measurement Period such Fund shall make a tender offer for up to 10% of its outstanding shares.

Additionally, NB Management today announced that it is exploring certain courses of action with respect to NDD that would result in increased liquidity options for NDD’s shareholders.  Neuberger Berman currently anticipates that it will present, and recommend for approval, a course of action to NDD’s Board of Directors at its next regularly scheduled meeting.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund.  The Funds have not yet commenced the tender offers described in this release.  Any tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which will be filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO.  Shareholders of each Fund should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits when those documents are filed and become available, as they will contain important information about the tender offers.

Neuberger Berman Management LLC, the Funds’ investment manager, is a subsidiary of Neuberger Berman Holdings LLC, an investment advisory company serving individuals, families, and taxable and non-taxable institutions with a broad range of investment products, services and strategies.  Neuberger Berman engages in wealth management services including private asset management, mutual funds, institutional management and alternative investments. For further information about Neuberger Berman please visit www.nb.com.

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Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in a Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of a Fund’s investment adviser to attract or retain key employees, inability of a Fund to implement its investment strategy, inability of a Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.